                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*


                                Semele Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   8166 18 201
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                 Gary D. Engle, President, Equis Financial Group
                  200 Nyala Farms, Westport, Connecticut 06880


                                 (203) 341-0555
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                February 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 2 of 13 Pages
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Gary D. Engle
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES                   836,794
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY            8.    SHARED VOTING POWER
          EACH                    None
       REPORTING            ----------------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    754,654
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           836,794
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           40.2%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 3 of 13 Pages
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Hato Arrow Limited Partnership
           I.R.S. I.D. No. 04-3144610
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES                   63,544
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY            8.    SHARED VOTING POWER
          EACH                    None
       REPORTING            ----------------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    63,544
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           63,544
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.1%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 4 of 13 Pages
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AFG Dove Arrow Limited Partnership
           I.R.S. I.D. No. 04-3140602
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES                   61,673
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY            8.    SHARED VOTING POWER
          EACH                    None
       REPORTING            ----------------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    61,673
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           61,673
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.0%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 5 of 13 Pages
-------------------------------                 --------------------------------


--------------------------------------------------------------------------------
1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           AIP/Larkfield Limited Partnership
           I.R.S. I.D. No. 04-3082082
--------------------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3.         SEC USE ONLY

--------------------------------------------------------------------------------
4.         SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts
--------------------------------------------------------------------------------
        NUMBER OF           7.    SOLE VOTING POWER
         SHARES                   73,483
      BENEFICIALLY          ----------------------------------------------------
        OWNED BY            8.    SHARED VOTING POWER
          EACH                    None
       REPORTING            ----------------------------------------------------
         PERSON             9.    SOLE DISPOSITIVE POWER
          WITH                    73,483
                            ----------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                  None
--------------------------------------------------------------------------------
11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           73,483
--------------------------------------------------------------------------------
12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                        [ ]
--------------------------------------------------------------------------------
13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.5%
--------------------------------------------------------------------------------
14.        TYPE OF REPORTING PERSON
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 6 of 13 Pages
-------------------------------                 --------------------------------


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Semele Group Inc., a Delaware corporation ("Semele"). The principal executive offices of Semele are located at 200 Nyala Farms, Westport, Connecticut 06880.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed by the following four reporting persons (collectively, the Reporting Persons," and individually, a "Reporting Person"):

         1. Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele. Mr. Engle is also President and Chief Executive Office of Equis Corporation, the general partner of Equis Financial Group Limited Partnership, a Massachusetts limited partnership ("Equis"). Equis is engaged primarily in the business of managing leased assets and funds holding leased assets. Mr. Engle's business address is 200 Nyala Farms, Westport, Connecticut 06880. Mr. Engle is a U.S. citizen.

         2. AFG Hato Arrow Limited Partnership ("Hato"), a Massachusetts limited partnership. Hato is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Hato is AFG Leasing VI Incorporated ("Leasing VI"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal office of Hato and Leasing VI are located at 88 Broad Street, Boston Massachusetts 02110. The Chief Executive Officer of Leasing VI is Geoffrey A. MacDonald, and Mr. MacDonald is the sole director of Leasing
VI. Leasing VI is controlled by Gary D. Engle. Mr. Engle is Chairman and Chief Executive Officer of Semele and President and Chief Executive Officer of Equis, and Mr. MacDonald is Chairman of Equis. Equis is controlled by Mr. Engle. The business address of Mr. Engle is 200 Nyala Farms, Westport, Connecticut 06880. The business address for each of Mr. MacDonald and Equis is 88 Broad Street, Boston, Massachusetts 02110. Mr. Engle and Mr. MacDonald are U.S. citizens.

         3. AFG Dove Arrow Limited Partnership ("Dove"), a Massachusetts limited partnership. Dove is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Dove is Leasing VI. The principal place of business and principal office of Dove are located at 88 Broad Street, Boston Massachusetts 02110.

         4. AIP/Larkfield Limited Partnership ("Larkfield"), a Massachusetts limited partnership. Larkfield is a special purpose limited partnership whose assets consist solely of certain tangible leased assets. The sole general partner of Larkfield is AFG Leasing IV Incorporated ("Leasing IV"), a Massachusetts corporation which serves as a general partner of a number of limited partnerships. The principal place of business and principal

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 7 of 13 Pages
-------------------------------                 --------------------------------


office of Larkfield and Leasing IV are located at 88 Broad Street, Boston Massachusetts 02110. The chief executive officer of Leasing IV is Mr. MacDonald, and Mr. Engle and Mr. MacDonald are the directors of Leasing IV. Leasing IV is controlled by Mr. Engle.

         During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this
Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On February 1, 2001, the issuance of 255,383 of the 471,937 shares of Common Stock of Semele that had been issued as of November 2, 2000, to Mr. Engle and four trusts for the benefit of Mr. Engle's children, of which Mr. Engle's brother serves as trustee, was voided by Semele. Mr. Engle and the Engle family trusts had acquired the 471,937 shares in payment of $2,454,068 of principal and accrued interest owed to Mr. Engle and the Engle family trusts under the terms of promissory notes issued to Mr. Engle and the Engle family trusts on December 22, 1999, in connection with the acquisition by Semele on that date of 85% of the outstanding capital stock of Equis II Corporation ("Equis II"). The other selling Equis II stockholder was James A. Coyne, President and Chief Operating Officer of Semele. Semele and the former Equis II stockholders agreed that the installment of the purchase price of $3,6000,000 in the aggregate that was due on May 31, 2000, plus accrued interest of $99,600 in the aggregate through August 31, 2000, be paid in 711,462 shares of Semele Common Stock valued at $5.20 per share, if stockholder approval for the payment in shares was obtained. Stockholder approval was obtained at the 2000 Annual Meeting of Stockholders held on November 2, 2000.

         Semele was aware of the limitations set forth in Section 382 of the Internal Revenue Code and the consequences of a change of ownership of Semele under the federal income tax rules, and intended not to create a change of ownership by the November 2000 issuance of additional shares to Messrs. Engle and Coyne and the Engle family trusts. This is evidenced by the language in Semele's By-laws which prohibit such action, by Semele's request for advice of counsel regarding the number of shares which could be issued, and by the language in Semele's Proxy Statement dated October 4, 2000, relating to the 2000 Annual Meeting.

         The determination by the Board of Directors to approve the issuance of 711,462 shares to Messrs. Coyne and Engle and the Engle family trusts was based on an analysis it had received from counsel pursuant to a letter dated July 18, 2000. Counsel's analysis was based on an incorrect understanding of the facts relating to the ownership of shares prior to the date of such issuance and, as a result of such factual error, counsel's conclusion as to

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 8 of 13 Pages
-------------------------------                 --------------------------------


the number of shares which could be issued by Semele without causing a change of ownership under Section 382 was overstated by 385,000 shares. Accordingly, as a result of such factual error, the number of shares issued by Semele, which was contingent on, and intended to be limited to an amount not to exceed, the
Section 382 limit, was 385,000 too many, and the issuance of such excess shares has therefore been voided ab initio in order to carry out the intentions of the Board of the Directors, Messrs. Engle and Coyne and the requirements of the By-laws.

         The 385,000 shares whose issuance was voided have been allocated among the shares issued to Messrs. Engle and Coyne and the Engle family trusts in November 2000 in the same proportion as the 711,462 shares were originally allocated among such stockholders. An amount of $2,002,000 in the aggregate (385,000 shares valued at $5.20 per share) has been added back to the principal amounts of the promissory notes in the same proportion as the $3,600,000 principal payment was originally credited among the promissory notes, and the promissory notes have been amended to provide for the payment of such added-back principal amounts on January 1, 2002.

ITEM 4.  PURPOSE OF TRANSACTION

         Not Applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date of this statement, Mr. Engle beneficially owns 836,794 shares of Semele Common Stock, representing approximately 40.2% of the outstanding shares of Semele Common Stock, Hato beneficially owns 63,544 shares of Semele Common Stock, representing approximately 3.1% of the outstanding shares of Semele Common Stock, Dove beneficially owns 61,673 shares of Semele Common Stock, representing approximately 3.0% of the outstanding shares of Semele Common Stock, and Larkfield beneficially owns 73,483 shares of Semele Common Stock, representing approximately 3.5% of the outstanding shares of Semele Common Stock. The shares beneficially owned by Mr. Engle include 1,100 shares owned directly, 82,140 shares owned by the trustee of a rabbi trust for the benefit of Mr. Engle, which represent salary deferred by Mr. Engle through December 31, 2000, 554,854 shares owned indirectly through a family corporation controlled by Mr. Engle and the aggregate of 198,700 shares owned by Hato, Dove and Larkfield, which Mr. Engle is deemed to beneficially own because he has effective control over those partnerships. Mr. Engle disclaims beneficial ownership of all the shares owned indirectly by the family corporation, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Act. Mr. Engle disclaims beneficial ownership of all the shares owned by Hato, Dove and Larkfield, except to the extent that he has a pecuniary interest in such shares under Section 16(a) of the Act. Hato disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Dove or Larkfield, Dove disclaims beneficial ownership of the shares of Semele Common Stock owned by

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 9 of 13 Pages
-------------------------------                 --------------------------------


Mr. Engle, Hato or Larkfield and Larkfield disclaims beneficial ownership of the shares of Semele Common Stock owned by Mr. Engle, Hato or Dove.

         Mr. Engle has the sole power to vote and dispose of, or to direct the vote and disposition of, the 555,954 shares owned by him directly and indirectly through the family corporation. Mr. Engle has the sole power to vote or to direct the vote of the 82,140 shares owned by the trustee of the rabbi trust, and no power to dispose of or to direct the disposition of such shares. Because Mr. Engle has effective control over Hato, Dove and Larkfield, he may be deemed to have the sole power to vote and dispose of, or to direct the vote and disposition of, the 198,700 shares owned by those partnerships. Each of Hato, Dove and Larkfield has the sole power to vote and dispose of, or to direct the vote and disposition of, the shares of Semele Common Stock owned by it.

         There have been no transactions in Semele Common Stock by any Reporting Person, or, to the best knowledge of the Reporting Persons, by any of the other persons identified in Item 2 above, during the 60-day period prior to the date of this statement, except as follows. On November 30, the trustee of the rabbi trust for the benefit of Mr. Engle received from Semele 2,458 shares of Semele Common Stock for the benefit of Mr. Engle, valued at $4.07 per share; and on December 31, 2000, the trustee received 2,622 shares for the benefit of Mr. Engle, valued at $3.81 per share. All these shares represent salary deferred by Mr. Engle during 2000. Further, on December 15, 2000, the trustee of the four Engle family trusts transferred an aggregate of 122,148 shares to a trust of which Mr. Engle is trustee. On December 29, 2000, Mr. Engle, as trustee, transferred those 122,148 shares to the family corporation controlled by Mr. Engle. On December 29, 2000, Mr. Engle also transferred to the family corporation 688,089 shares previously owned by him individually. The issuance of 255,383 of the 810,237 shares transferred to the family corporation on December 29, 2000, was voided by Semele on February 1, 2001.

         Except for the respective partners comprising each of Hato, Dove and Larkfield, the trustee of the rabbi trust for the benefit of Mr. Engle, the trustee of the four Engle family trusts, Mr. Engle's children who are the beneficiaries of those trusts and the stockholders of the family corporation, no other person is known to have the right to receive or the power to direct the receipt of dividends from the Semele Common Stock owned by any Reporting Person. Except for the respective partners comprising each of Hato, Dove and Larkfield, the trustee of the four trusts for the benefit of Mr. Engle's children, Mr. Engle's children who are the beneficiaries of those trusts and the stockholders of the family corporation, no other person is known to have the right to receive or the power to direct the receipt of the proceeds from the sale of the Semele Common Stock owned by any Reporting Person.

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 10 of 13 Pages
-------------------------------                 --------------------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Of the shares beneficially owned by Mr. Engle, 82,140 shares are held by the trustee of a rabbi trust for the benefit of Mr. Engle. These shares represent Mr. Engle's salary from Semele, which he has elected to defer. Shares in the rabbi trust attributable to Mr. Engle's salary are not subject to forfeiture. Shares in the rabbi trust attributable to any bonus from Semele deferred by Mr. Engle are forfeited and returned to Semele if Semele terminates Mr. Engle's employment for cause. Shares held in the rabbi trust for the benefit of Mr. Engle will be distributed to him on termination of employment, except that if Semele Common Stock is not then readily tradable, Semele will redeem the shares in installments within three years at fair market value. Of the shares beneficially owned by Mr. Engle, 83,648 shares are subject to the right of the trustee of the four trusts for the benefit of Mr. Engle's children to cause the family corporation to reconvey the shares to the trusts upon request of the trustee.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement dated February 15, 2001, among the Reporting Persons.

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 11 of 13 Pages
-------------------------------                 --------------------------------


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2001              /s/ Gary D. Engle
                               ------------------------------------------------
                               Gary D. Engle

                               AFG HATO ARROW LIMITED PARTNERSHIP
                                  By: AFG Leasing VI Incorporated, its General
                                      Partner

February 15, 2001                     By: /s/ Michael J. Butterfield
                                          -------------------------------------
                                          Michael J. Butterfield, Treasurer

                               AFG DOVE ARROW LIMITED PARTNERSHIP
                                  By: AFG Leasing VI Incorporated, its General Partner

February 15, 2001                      By: /s/ Michael J. Butterfield
                                           ------------------------------------
                                           Michael J. Butterfield, Treasurer

                               AIP/LARKFIELD LIMITED PARTNERSHIP
                                  By: AFG Leasing IV Incorporated, its General Partner

February 15, 2001                      By: /s/ Michael J. Butterfield
                                           ------------------------------------
                                           Michael J. Butterfield, Treasurer

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 12 of 13 Pages
-------------------------------                 --------------------------------


                                  EXHIBIT INDEX

EXHIBIT                                                             PAGE NUMBER

1.         Joint Filing Agreement dated February 15, 2001,
           among the Reporting Persons.                                  13

                                  SCHEDULE 13D

-------------------------------                 --------------------------------
  CUSIP No. 8166 18 201                              Page 13 of 13 Pages
-------------------------------                 --------------------------------


                                                                       EXHIBIT 1
                                                                       ---------


                             JOINT FILING AGREEMENT

         As required by Rule 13d-1(k) of the General Rules and Regulations under the Securities Exchange Act of 1934, we hereby agree that the statement on
Schedule 13D to which this Agreement is an Exhibit is filed on behalf of each of us.

         IN WITNESS WHEREOF, this Agreement has been executed on behalf of each of us as of February 15, 2001.

                                   /s/ Gary D. Engle
                                   --------------------------------------------
                                   Gary D. Engle

                                   AFG HATO ARROW LIMITED PARTNERSHIP
                                   By: AFG Leasing VI Incorporated, its General
                                       Partner

                                       By: /s/ Michael J. Butterfield
                                           ------------------------------------
                                           Michael J. Butterfield, Treasurer

                                   AFG DOVE ARROW LIMITED PARTNERSHIP
                                   By: AFG Leasing VI Incorporated, its General
                                       Partner

                                       By: /s/ Michael J. Butterfield
                                           ------------------------------------
                                           Michael J. Butterfield, Treasurer

                                   AIP/LARKFIELD LIMITED PARTNERSHIP
                                   By: AFG Leasing IV Incorporated, its General
                                       Partner

                                       By: /s/ Michael J. Butterfield
                                           ------------------------------------
                                           Michael J. Butterfield, Treasurer